Exhibit 99.3

Press Release

23.08.2005

Alfa Telecom will defend its Kyivstar shareholder rights through the courts

The current system of corporate governance in Kyivstar does not in major part comply with the current Ukrainian law. It also significantly violates Alfa Telecom’s shareholder rights, since Alfa Telecom, a major shareholder in the company, has been fully removed from the corporate governance and decision-making processes in Kyivstar. Alfa Telecom owns a 43.5% stake in Kyivstar, while the remaining 56.5% is owned by Telenor.

Kyivstar’s bylaws grant all corporate governance rights to Telenor; Kyivstar’s charter allows Telenor to appoint its own nominee to the premier executive position of President of the company whilst other shareholders are forced to authorize their representatives to vote only for Telenor’s nominee. The provisions of the charter regulating this mechanism contradict current Ukrainian legislation.

According to the current Management Service Agreement between Kyivstar and Telenor, all the key management positions in Kyivstar are occupied by Telenor’s representatives. The fees paid by Kyivstar to Telenor under this Agreement are substantially higher than market norms, amounting to several million dollars annually.

The quality and level of management services delivered to Kyivstar by Telenor are not sufficient to justify such inflated fees.

Since acquiring its 43.5% stake in Kyivstar in 2004, Alfa Telecom has tried over a year to eradicate evident contradictions of Kievstar’s bylaws with the Ukrainian law. However, all Alfa Telecom’s attempts to resolve the situation through negotiation and corporate procedure, have been met with a wall of silence from Telenor. Numerous letters, sent to Telenor in an attempt to resolve contradictions with the law and the inequity amongst Kyivstar shareholders have been ignored.

In these circumstances, Alfa Telecom sees no other option than through the courts to resolve contradictions between the law and Kyivstar’s charter and to defend its legitimate rights as a shareholder.

For Further information, please contact:

Vice-president for external relation

Babaev Kirill

Tel. +7 (095) 981-44-47